As filed with the Securities and ExchangeCommission on February 11, 2005.




                           FORM U-6B-2/CERTIFICATE OF
                      NOTIFICATION under the Public Utility
                      Holding Company Act of 1935 ("PUHCA")

   Cinergy Canada, Inc. ("CCI"), a corporation established and existing under the laws of Alberta, Canada and an indirect subsidiary of Cinergy Corp., a registered holding company, hereby affirms that it has issued the following securities under an exemption from Section 6(a) of PUHCA:

1. Type of security: debt obligations in accordance with the Three -Year Senior Revolving Credit Agreement dated December 22, 2004 ("Credit Agreement").

2.  Issue, renewal or guaranty: issuance.

3.  Principal amount: up to $150,000,000.

4.  Annual rate of interest: variable.

5.  Date of issue: December 22, 2004.

6.  Date of maturity: generally December 22, 2007.

7.  Acquirer(s) of the security: a syndicate of lenders under the Credit
    Agreement.

8. Collateral: none. CCI's payment obligations as the borrower are guaranteed by Cinergy Corp.

9. Net proceeds to CCI: zero at this time, but up to $150,000,000, if requested by CCI, subject to the terms of the Credit Agreement.

10. Use of proceeds: general corporate purposes.

11. Exemption claimed: Rule 52(b).


                                       Cinergy Canada, Inc.


                                       By:/s/Wendy L. Aumiller
                                             Wendy L. Aumiller
                                             Treasurer

Dated:  February 11, 2005.